FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
February 26, 2008

Commission File Number: 001-33751

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
(Translation of registrant’s name into English)
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑                    Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐                    No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
  N/A

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Form 6-K
TABLE OF CONTENTS

Page

Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By:	/s/ Andrew Weiwen Chen
Name:	Andrew Weiwen Chen
Title:	Chief Financial Officer

Date: February 26, 2008

Exhibit 99.1
China Nepstar Chain Drugstore to Acquire 68 Drugstores from
Ningbo New Century Medical Ltd.
SHENZHEN, China, February 26, 2008 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“China Nepstar” or “the Company”), the largest drugstore chain in China based on the number of directly operated stores, today announced that it has entered into a definitive agreement to acquire all of the 68 drugstores (including inventory and store equipment) owned by Ningbo New Century Medical Ltd. (“New Century”) for cash consideration of RMB30 million (US$4.1 million). China Nepstar expects to take over the operations of the acquired stores in March 2008, upon completion of the acquisition.
The New Century drugstore chain was established in 2002 and generated revenue of approximately RMB50 million (US$6.8 million) in 2007. It is one of the top three drugstore chains in Ningbo based on the number of outlets. New Century’s stores are located mostly in newly developed, satellite districts of Ningbo, including Beilun, Ninghai, and Yinzhou Districts, where China Nepstar does not currently have a strong presence. The growth of these new satellite districts has been driven by local government initiatives to boost local economies and position the districts in key growth industries. For example, Yinzhou, Ninghai and Beilun have become centers for apparel wholesaling, stationary wholesaling and ocean shipping, respectively.
Ningbo is an important business center and a port city located in the affluent Zhejiang Province, with a metropolitan area of 2,462 square kilometers and a population of approximately 6.5 million people, as of the end of 2006. According to the Ningbo Statistics Bureau, Ningbo’s GDP per capita reached RMB51,285 in 2006. Ningbo had 1,700 retail drugstores, including 500 chain drugstore outlets and 1,200 independent stores at the end of 2006. The top three drugstore chains in Ningbo at the end of 2006 were China Nepstar (73 outlets), Si Ming Chain Drugstore (73 outlets) and New Century (56 outlets). After acquiring the New Century stores, China Nepstar is expected to have a total of over 160 stores in Ningbo as of March 2008.
Dr. Simin Zhang, Chairman of the board of directors of Nepstar commented, “This acquisition represents our first step towards our goal of consolidating the fragmented Chinese retail drugstore industry. We will continue to execute our strategy of deepening penetration in high growth cities where we already have a presence. The acquisition of New Century’s outlets will extend our market leadership and strengthen Nepstar brand in this important region.”
“We plan to continue to seek synergistic acquisition opportunities throughout China to complement our robust organic growth. We believe well-identified acquisition opportunities will allow us to rapidly expand our market share, leverage our central procurement platform, and enhance our long-term value,” concluded Dr. Zhang.

About China Nepstar Chain Drugstore Ltd.
China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain on the number of directly operated stores. As of December 31, 2007, the Company had 2,002 stores in 62 cities and 11 regional distributional centers in China. It uses directly operated stores, centralized procurement and a network of regional distribution centers to provide customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including over-the-counter (“OTC”) drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables and seasonal and promotional items. China Nepstar’s strategy of competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust demographic and economic growth trends in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Contacts
In China:
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Marketing and IR Director
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn
In the United States:
Dixon Chen
The Global Consulting Group
Investor Relations
Tel: +1-646-284-9403
Email: dchen@hfgcg.com
Ivette Almeida
The Global Consulting Group
Media Relations
Tel: +1-646-284-9455
Email: ialmeida@hfgcg.com
###

5